Quoin Capital, LLC

Financial Statements and Supplementary Information
Required by the
Securities and Exchange Commission
Pursuant to Rule 17A-5

For the Year Ended December 31, 2021
(With the Report of Independent Registered Public Accounting Firm Thereon)

QUOIN CAPITAL, LLC.
Table of Contents
For the Year Ended December 31, 2021

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-66980

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21
$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Quoin Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1515 Market Street, Suite 1808
(No. and Street)

Philadelphia	**Pennsylvania**	**19002**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Amsberry	**214-360-9822**	rickamsberry@earthlink.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group LLC
(Name – if individual, state last, first, and middle name)

400 Old Forge Lane	**Kennett Square PA**	**19348**
(Address)	(City) (State)	(Zip Code)

2/23/2010	**5020**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maceo Davis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Quoin Capital LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Commonwealth of Pennsylvania-Notary Seal
Uma Subramaniam, Notary Public
Chester County
My Commission Expires May 29, 2023
Commission Number 1289205

Notary Public

Signature _____

Title: PRESIDENT

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Quoin Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quoin Capital, LLC, as of December 31, 2021, and the related statements of income, changes in members' equity (deficit), changes in liabilities subordinated to claim of general creditors, and cash flows for the year ended December 31, 2021 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Quoin Capital, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Quoin Capital, LLC's management. Our responsibility is to express an opinion on Quoin Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quoin Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital pursuant to rule 15c3-1 and computation for determination of reserve requirements pursuant to rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Quoin Capital, LLC's financial statements. The supplemental information is the responsibility of Quoin Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Quoin Capital, LLC's auditor since 2015.

Kennett Square, Pennsylvania

March 31, 2022

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

QUOIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Current Assets
Cash and cash equivalents | $1,119,286
Other current assets | 8,806

    Total Current Assets | $ 1,128,092

Furniture and equipment
Furniture and equipment, at cost,
Less Accumulated depreciation, of $16,348 | -

    Net furniture and equipment | -

Other Assets
Lease right to use asset | 37,475

    Total Other Assets | 37,475

TOTAL ASSETS | $ 1,165,567

LIABILITIES

Current Liabilities
Accounts payable | $ 13,146
Commission payable | 994
Current portion of LT liabilities | 13,484

    Total Current Liabilities | 27,624

Long Term Liabilities
Lease Liability | 37,670
Less current portion | (13,484)

    Total Long Term Liabilities | 24,186

Total Liabilities | 51,810

Members' Equity | 1,113,757

TOTAL LIABILITIES AND MEMBERS EQUITY | $1,165,567

The accompanying notes are an integral part of these financial statements

QUOIN CAPITAL, LLC
Statement of Income
For the Year Ended December 31, 2021

Revenues

Trading income	$	51,445
Commissions		27,166
Underwriting		183,711
Fee income		9,706
Interest income		32
Dividend income		5
Gain on securities		8,542
Total Income	$	280,607

Expenses

Commission expense	70,990
Payroll Expenses	67,721
Clearing charges	52,247
Officer compensation	27,775
Computers and technology	38,642
Regulatory and licensing	22,187
Occupancy expense	11,684
Other operating expenses	2,480
Travel and entertainment	2,463
Trading execution charges	973
Membership dues and subscriptions	5,644
Professional fees	29,455
Interest expense	420
Communication expense	4,804
Taxes	529
Office supplies	614
Marketing	3,406
Total Expenses	342,034

Net Income (Loss) $ (61,427)

QUOIN CAPTAL, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2021

Members units

Units outstanding, January 1, 2021	1,304
Units outstanding, December 31, 2021	1,304
Balance, at cost, Beginning and End of Year	$ 353,886

Retained earnings (deficit)

Balance, January 1, 2021	$ 125,102
Net Income (loss)	(61,427)
Contributions	960,200
Distributions	(264,004)
Balance, December 31, 2021	759,871
Total members' equity	$ 1,113,757

QUOIN CAPTAL, LLC
Statement of Changes in Liabilities Subordinated to Claims
Of General Creditors
For the Year Ended December 31, 2021

Subordinated borrowings at January 1, 2021	$ -0-
Changes in Subordinated borrowing	-0-
Subordinated borrowings at December 31, 2021	$ -0-

Quoin Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows provided (used) by operating activities		
Net income (loss)	$	(61,427)
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
Gain on securities		(8,542)
Change in assets and liabilities:		
Decrease in other assets		29,944
Decrease in accounts payable		(480)
Decrease in commission payable		(24,518)
Decrease in salary payable to member		(7,500)
Net cash provided (used) by operating activities		(72,523)
Cash flows provided (used) by investing activities		
Sale of securities		50,000
Increase in lease right of use asset		(30,924)
Net cash provided (used) by investing activities		19,076
Cash flows provided (used) by financing activities		
Increase in lease liability		30,326
Contributions by members		960,200
Distributions to members		(70,000)
Net cash provided (used) by financing activities		920,526
Net increase in cash		867,079
Cash, cash equivalents and restricted cash		
Cash, cash equivalents and restricted cash – January 1, 2021		252,207
Cash, cash equivalents and restricted cash – December 31, 2021	$	1,119,286

Supplemental cash flow disclosures:

Interest paid	$	420
Noncash investing & financing activities-distribution of securities	$	194,004

The accompanying notes are an integral part of these financial statements

1. NATURE OF THE ORGANIZATION

Quoin Capital, LLC, A Delaware limited liability company, established on August 24, 2004. The company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Boards and sells investments. Pursuant to its NASD membership agreement, which became effective November 17, 2005, the Company does not hold customer funds or securities and clears all securities transactions on a fully disclosed basis through its clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for uncollectible accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $0 for the year ended December 31, 2021.

C. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized.

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

Furniture	7 years
Office and Computer Equipment	5 years

Depreciation commences the month following month of purchase. When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

D. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The Company considers all highly liquid investments with original maturity of three (3) months or less as cash. At December 31, 2021, the Company did not have any restricted cash.

E. INCOME TAXES

The Company has elected to be treated as a partnership for federal and state income tax purposes. Under those provisions, the Company does not pay federal or state income taxes. Instead, the members are liable for individual federal and state income taxes on their share of the Company's taxable income.

F. ACCOUNTING FOR UNCERTAINITY IN INCOME TAXES

The Management recognizes the effect of income tax positions only when they are more likely than not to be sustained. Management has determined that the partnership had no uncertain tax positions that require financial statement recognition or disclosure. The partnership is no longer subject to income tax examinations by U.S. Federal, State or local authorities for years prior to 2017, which is the standard statute of limitations look-back period.

G. REVENUE RECOGNITION

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

The Company has three primary lines of business: (i) brokerage commissions (ii) distribution fees and (iii) other fees earned. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the securities commissions and fees within the Statement of Operations. Commissions and fees revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Other Fees Earned. The Company receives fees based upon its participation in the underwriting of fixed income securities, primarily municipal securities. The Company may either sell these securities in an initial or secondary offering, or act as an intermediary in the buying or selling of these securities on behalf of its customers. The Company will receive a fee, frequently in the form of a markup, for providing this service. The performance obligation is satisfied on the date the transaction is settled because there are no remaining tasks which are to be performed related to the service that is delivered.

From time to time the Company performs other functions for the convenience of its customers. In these cases, the Company performs a simple act for which it receives a fee. The performance obligation is satisfied on the date the service is delivered because there are no remaining tasks which are to be performed related to the service that is delivered.

G. OPERATING LEASES

On January 1, 2019, the Company adopted the provisions of ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will either be classified as finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company does not expect this ASU to have a material impact on its financial statements.

3. FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2021 consists of the following:

Furniture	$	11,406
Computer and office equipment		4,942
Total		16,348
Accumulated depreciation		(16,348)
Net Furniture and Equipment	$	-

4. OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for office space, which expires May 31, 2024. As of December 31, 2021 the remaining future minimum lease payments are as follows:

December 31, 2022	14,573
December 31, 2023	14,862
December 31, 2024	10,065

Rent expense incurred for the year ended December 31, 2021 was $11,684.

5. CONTINGENCIES

In the normal course of business there can be various claims against the Company. In the opinion of the company's management, the amount of such losses that might result from these claims, if any, would not materially affect the company's financial position.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Security Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as described shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At December 31, 2021 the Company had a net capital of approximately $1,104,951 which was $1,004,951 in excess of the $100,000 required to be maintained at that date. The Company's net capital ratio was .01 to 1.

7. SUBSEQUENT EVENT

Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 31, 2022, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

8. CONCENTRATION OF CREDIT RISK

The Company maintains cash accounts, which, at times may exceed federally insured limit of $250,000. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits and management believes that it is not exposed to any significant credit risks on its cash accounts.

9. RISK AND UNCERTAINTIES

During the 2020 calendar year, the World Health Organization declared the outbreak of the coronavirus (COVID-19) to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets, and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplementary Information

QUOIN CAPITAL, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$1,113,757
Add:	
A. Allowable credits and other additions	0
Total capital and allowable credits and other additions	1,113,757
Deductions and/or charges	
Non-allowable assets:	
Other assets	8,806
Total deductions and/or charges	8,806
Net capital before haircuts on securities positions	1,104,951
Haircuts on securities	
A. Trading securities	-0-
Total haircuts on securities	-0-
Net capital	**$ 1,104,951**

AGGREGATED INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and commission payable	$ 14,335

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total Aggregate indebtedness)	$ 956
Minimum dollar net capital requirement of Reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two Minimum requirement amounts)	$ 100,000

QUOIN CAPITAL, LLC
Schedule I (continued)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)

Net capital in excess of required minimum	$1,004,951
Ratio: Aggregate indebtedness to net capital	.01 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation..

Net capital as reported in the Company's Part II (unaudited) Focus report	$1,105,146
Increase in liabilities	(195)
Net capital per above	$1,104,951

QUOIN CAPITAL, LLC
Schedule II
Computation for Determination of Reserve Requirements Under
Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2021

The Company is exempt under Rule 15c3-3(k) (2) (ii) from preparing the computation for Determination of reserve requirements pursuant to Rule 15c3-3.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2021

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Quoin Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Quoin Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quoin Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Quoin Capital, LLC stated that Quoin Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Quoin Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quoin Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC

Kennett Square, Pennsylvania
March 31, 2022

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com



30 March 2022

Exemption Report

Quoin Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): [(2)(ii)].

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the period January 1, 2021 to December 31, 2021 without exception.

Quoin Capital LLC

I, Maceo N. Davis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

President

Quoin Capital LLC Member FINRA, MSRB and SPIC

p: 215-564 1222 f: 215-564 1799 e: mdavis@quoincapital.com a: 1515 Market St., Ste 1808, Phila., PA 19102